SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2010

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

206 Jungja-dong

Bundang-gu, Sungnam

Kyunggi-do

463-711

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ✓    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No   ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 3, 2010
KT Corporation

By:	/s/ THOMAS BUM JOON KIM
Name:	Thomas Bum Joon Kim
Title:	Managing Director

By:	/s/ YOUNG JIN KIM
Name:	Young Jin Kim
Title:	Director

July 30, 2010

2nd Quarter 2010

Preliminary Earnings Commentary

(KRX : 030200 / NYSE : KT)

Disclaimer

This material contains estimated information of unaudited preliminary financial and operating data of KT Corporation (“KT” or “the company”) for the second quarter of 2010 and forward-looking statements with respect to the financial condition, results of operations and business of KT. Statements that are not historical facts, including statements about KT’s beliefs and expectations, are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other future results or performance expressed or implied by such forward-looking statements. Such forward-looking statements were based on current plans, estimates and perfections of KT and the political and economic environment in which KT will operate in the future and therefore you should not place undue reliance on them.

Therefore, KT does not make any representation or warranty, expressed or implied, as to the accuracy or completeness of the unaudited financial and operating data contained in this material and such information maybe materially different from the actual results or performance of KT. KT speaks only as of the date it is made, and KT undertakes no obligation to update publicly any of them in light of new information or future events.

The financial and operating data contained in this presentation have been rounded. Since affiliated companies have not finished accounting, estimated figures were used for the equity method gains/losses.

KT’s non-consolidated financial statements and report for 2010 first half will be filed with the Financial Supervisory Service(FSS) and the Korea Exchange(KRX) on August 16, 2010.

If you have any questions in connection with the preliminary earnings, please contact Investor Relations Department of KT.

Tel : 82-31-727-1911~3

Fax : 82-31-727-0159

E-mail: ir@kt.com

2010 2Q KT Earnings Release - KGAAP version

This material contains the financial statements of the merged entity prepared in accordance with Korean GAAP. Note that all financial results before June 1, 2009 (merger date) are of KT before the merger.

1. Financial Highlights	(unit: KRW bn)

	‘10-2Q	‘09-2Q	YoY	‘10-2Q	‘10-1Q	QoQ
A. Income Statement
Operating Revenue	4,986.4	3,564.3	39.9%	4,986.4	4,822.2	3.4%
Service Revenue	3,991.7	3,055.2	30.7%	3,991.7	3,836.2	4.1%
Sales of Merchandise	994.7	509.0	95.4%	994.7	986.0	0.9%
Wireless	2,662.1	1,132.2	135.1%	2,662.1	2,577.9	3.3%
Telephone	1,128.9	1,248.8	-9.6%	1,128.9	1,120.6	0.7%
Internet	686.2	649.3	5.7%	686.2	665.6	3.1%
Data	332.9	390.4	-14.7%	332.9	329.2	1.1%
Real estate	94.4	70.0	35.0%	94.4	50.9	85.5%
Others	82.0	73.6	11.4%	82.0	78.1	5.0%

Operating Expense	4,385.0	3,200.8	37.0%	4,385.0	4,269.6	2.7%
Labor expense	619.8	670.3	-7.5%	619.8	611.7	1.3%
Commission	336.6	237.0	42.0%	336.6	314.9	6.9%
Sales promotion	278.8	162.2	71.9%	278.8	265.8	4.9%
Sales commission	408.1	332.0	22.9%	408.1	430.2	-5.2%
Bad debt expense	25.7	14.7	75.4%	25.7	24.9	3.2%
Depreciation & Amortization	713.1	543.3	31.3%	713.1	695.6	2.5%
Advertising	43.5	32.8	32.7%	43.5	40.9	6.4%
Repair & Maintenance	32.9	18.2	80.3%	32.9	24.4	34.8%
Cost of goods sold	952.7	403.9	135.9%	952.7	955.6	-0.3%
Cost of service provided	606.3	519.5	16.7%	606.3	549.7	10.3%
Research & Development	65.3	49.9	30.8%	65.3	58.5	11.6%
Activation, Installation & A/S cost	91.4	83.9	8.9%	91.4	87.2	4.8%
Others	210.8	133.1	58.5%	210.8	210.0	0.4%

Operating Income	601.4	363.5	65.5%	601.4	552.7	8.8%
EBITDA	1,314.5	906.7	45.0%	1,314.5	1,248.3	5.3%

Non-operating Income	117.6	204.9	-42.6%	117.6	228.6	-48.5%
Non-operating Expense	267.3	9.9		267.3	303.2	-11.9%

Income before Income Taxes	451.7	558.5	-19.1%	451.7	478.0	-5.5%
Income tax	108.1	102.4	5.6%	108.1	105.5	2.5%

Net Income	343.7	456.1	-24.6%	343.7	372.5	-7.8%

*	Sales of Merchandise consists of sales of handsets and others.

	‘10-2Q	‘09-2Q	YoY		‘10-2Q	‘10-1Q	QoQ
B. Balance Sheet
Total Assets	24,180.4	24,623.3	-1.8%		24,180.4	23,662.8	2.2%
Current assets	6,613.5	7,151.4	-7.5%		6,613.5	6,057.0	9.2%
Quick assets	6,176.9	6,676.2	-7.5%		6,176.9	5,510.2	12.1%
Cash & cash equivalents	1,639.5	2,850.7	-42.5%		1,639.5	1,054.6	55.5%
Accounts receivables	3,615.4	3,132.6	15.4%		3,615.4	3,677.9	-1.7%
Inventories	436.6	475.2	-8.1%		436.6	546.8	-20.1%
Non-current assets	17,566.8	17,471.9	0.5%		17,566.8	17,605.8	-0.2%
Investment	1,387.8	1,219.5	13.8%		1,387.8	1,395.2	-0.5%
Investment stocks accounted in equity method	1,197.3	1,103.8	8.5%		1,197.3	1,201.2	-0.3%
Available-for-sale securities	60.0	31.2	92.5%		60.0	57.0	5.2%
Tangible assets	13,789.7	13,755.4	0.2%		13,789.7	13,834.7	-0.3%
Intangible assets	1,075.2	1,238.5	-13.2%		1,075.2	1,127.4	-4.6%
Others	1,314.2	1,258.5	4.4%		1,314.2	1,248.4	5.3%
Total Liabilities	13,554.3	14,466.3	-6.3%		13,554.3	13,388.1	1.2%
Current liabilities	5,926.4	4,999.2	18.5%		5,926.4	5,580.5	6.2%
Current portion of LT debt	1,920.1	1,110.0	73.0%		1,920.1	1,387.3	38.4%
Current portion of LT accrued payables	164.4	145.1	13.3%		164.4	162.6	1.2%
Accounts payable	1,236.1	1,160.2	6.5%		1,236.1	1,181.2	4.6%
Others	2,605.7	2,583.9	0.8%		2,605.7	2,849.5	-8.6%
Non-current liabilities	7,627.9	9,467.2	-19.4%		7,627.9	7,807.6	-2.3%
Bonds	6,267.2	7,841.0	-20.1%		6,267.2	6,454.0	-2.9%
Long-term borrowings	33.6	96.2	-65.1%		33.6	60.1	-44.2%
Long-term accounts payables	0.0	157.3	-100.0%		0.0	0.0
Installation deposit	654.6	743.0	-11.9%		654.6	674.8	-3.0%
Others	672.6	629.7	6.8%		672.6	618.6	8.7%
Total Stockholders’ Equity	10,626.1	10,156.9	4.6%		10,626.1	10,274.6	3.4%
Common stock	1,564.5	1,564.5	0.0%		1,564.5	1,564.5	0.0%
Capital surplus	1,449.6	1,458.7	-0.6%		1,449.6	1,448.6	0.1%
Retained earnings	8,916.1	9,674.6	-7.8%		8,916.1	8,572.5	4.0%
Capital adjustment	-1,262.3	-2,509.4	-49.7%		-1,262.3	-1,276.5	-1.1%
Treasury stock	-955.4	-1,407.2	-32.1%		-955.4	-956.2	-0.1%
Gain/loss on disposal of treasury stock	-0.3	-791.3	-100.0%		-0.3	0.0
Accumulated Other Comprehensive Income	-41.9	-31.5	33.1%		-41.9	-34.4	21.8%

Total interesting bearing debt	8,670.3	9,615.0	-9.8%		8,670.3	8,349.0	3.8%
Net debt	6,866.3	6,461.9	6.3%		6,866.3	7,131.8	-3.7%
Net debt (including LT A/P)	7,030.8	6,764.2	3.9%		7,030.8	7,294.4	-3.6%
Debt/ equity ratio	127.6%	142.4%	-14.9	%p	127.6%	130.3%	-2.7	%p
Net debt/ equity ratio	64.6%	63.6%	1.0	%p	64.6%	69.4%	-4.8	%p
Net debt/ equity ratio (including LT A/P)	66.2%	66.6%	-0.4	%p	66.2%	71.0%	-4.8	%p

2. Operating Results

	‘10-2Q	‘09-2Q	YoY	‘10-2Q	‘10-1Q	QoQ
A. Wireless Revenue
Service revenue	1,754.0	701.0	150.2%	1,754.0	1,683.4	4.2%
Monthly base fee	627.4	268.9	133.3%	627.4	601.1	4.4%
Airtime charge	408.5	194.8	109.7%	408.5	414.1	-1.4%
VAS / others	66.4	23.7	180.0%	66.4	53.9	23.2%
Wireless data	356.1	103.2	245.1%	356.1	332.0	7.3%
Interconnection revenue	225.1	72.5	210.6%	225.1	212.4	6.0%
Activation fee	31.8	17.1	85.9%	31.8	31.3	1.6%
Others	38.7	20.8	85.5%	38.7	38.6	0.3%
Handset sales	908.1	431.2	110.6%	908.1	894.5	1.5%

	2,662.1	1,132.2	135.1%	2,662.1	2,577.9	3.3%

	‘10-2Q	‘09-2Q	YoY	‘10-2Q	‘10-1Q	QoQ
B. Telephone Revenue
Subscriber connection	267.7	309.5	-13.5%	267.7	277.7	-3.6%
Activation & Installation fee	8.2	9.7	-15.0%	8.2	7.5	9.5%
Monthly base fee	216.1	248.0	-12.9%	216.1	223.5	-3.3%
Interconnection	43.4	51.8	-16.3%	43.4	46.6	-7.0%
Local	165.6	209.3	-20.9%	165.6	171.2	-3.3%
Local airtime charge	99.4	119.9	-17.1%	99.4	101.8	-2.4%
Local interconnection	17.9	22.7	-21.3%	17.9	19.2	-6.9%
Others	48.3	66.7	-27.6%	48.3	50.2	-3.8%
Domestic long distance	90.1	113.8	-20.9%	90.1	96.0	-6.2%
DLD airtime charge	85.6	109.2	-21.6%	85.6	91.2	-6.1%
DLD interconnection	4.3	4.4	-1.9%	4.3	4.6	-6.6%
Others	0.2	0.2	-24.1%	0.2	0.2	-4.5%
LM revenue	245.4	297.5	-17.5%	245.4	249.4	-1.6%
International long distance	28.7	35.0	-18.0%	28.7	28.5	0.7%
International long distance settlement	66.8	54.0	23.7%	66.8	39.0	71.1%
VoIP	91.7	50.9	80.2%	91.7	87.0	5.4%
VAS	88.2	87.4	0.9%	88.2	85.4	3.3%
Public phones & 114 service	35.2	38.1	-7.7%	35.2	37.4	-6.1%
Others	49.7	53.3	-6.8%	49.7	49.0	1.4%

	1,128.9	1,248.8	-9.6%	1,128.9	1,120.6	0.7%

	‘10-2Q	‘09-2Q	YoY	‘10-2Q	‘10-1Q	QoQ
C. Internet Revenue
Internet Access	510.2	524.9	-2.8%	510.2	511.5	-0.3%
Broadband	470.2	481.7	-2.4%	470.2	465.0	1.1%
Nespot	4.9	6.2	-21.5%	4.9	5.1	-4.5%
WiBro	33.8	35.4	-4.6%	33.8	40.4	-16.4%
Others	1.3	1.5	-12.9%	1.3	1.0	31.2%
Internet Application	175.9	124.4	41.4%	175.9	154.1	14.2%
IDC	64.8	51.1	26.7%	64.8	57.4	12.9%
bizmeka	46.8	34.0	37.9%	46.8	45.1	3.9%
IPTV	46.3	21.1	119.0%	46.3	34.5	34.0%
Others	18.0	18.2	-1.0%	18.0	17.1	5.6%

	686.2	649.3	5.7%	686.2	665.6	3.1%

	‘10-2Q	‘09-2Q	YoY	‘10-2Q	‘10-1Q	QoQ
D. Data Revenue
Leased line	188.5	251.6	-25.1%	188.5	184.5	2.2%
Local	74.8	102.9	-27.3%	74.8	76.6	-2.3%
Domestic long distance	69.8	80.2	-13.0%	69.8	71.0	-1.7%
International long distance	9.0	7.1	27.0%	9.0	4.3	109.9%
Broadcasting & others	34.9	61.5	-43.1%	34.9	32.7	6.8%
Kornet	58.0	64.4	-9.9%	58.0	63.5	-8.7%
VPN	25.2	17.4	44.5%	25.2	24.4	3.1%
National network ATM	7.6	20.4	-62.8%	7.6	7.8	-2.4%
Satellite	37.5	27.1	38.1%	37.5	34.0	10.1%
Others	16.2	9.5	70.2%	16.2	14.9	8.5%

	332.9	390.4	-14.7%	332.9	329.2	1.1%

	‘10-2Q	‘09-2Q	YoY	‘10-2Q	‘10-1Q	QoQ
E. Operating Expense
Labor Expense	619.8	670.3	-7.5%	619.8	611.7	1.3%
Salaries & wages	467.8	446.0	4.9%	467.8	462.1	1.2%
Provision for retirement	74.6	69.0	8.1%	74.6	76.1	-2.0%
Employee welfare	77.5	155.3	-50.1%	77.5	73.5	5.4%
Commission	336.6	237.0	42.0%	336.6	314.9	6.9%
Sales Promotion	278.8	162.2	71.9%	278.8	265.8	4.9%
Sales Commission	408.1	332.0	22.9%	408.1	430.2	-5.2%
Bad Debt Expenses	25.7	14.7	75.4%	25.7	24.9	3.2%
Depreciation & Amortization	713.1	543.3	31.3%	713.1	695.6	2.5%
Advertising	43.5	32.8	32.7%	43.5	40.9	6.4%
Repair & Maintenance	32.9	18.2	80.3%	32.9	24.4	34.8%
Cost of Goods Sold	952.7	403.9	135.9%	952.7	955.6	-0.3%
Cost of mobile handset sold	864.9	325.4	165.8%	864.9	871.5	-0.8%
Others	87.7	78.5	11.8%	87.7	84.1	4.4%
Cost of Service Provided	606.3	519.5	16.7%	606.3	549.7	10.3%
Cost of service	166.5	207.8	-19.9%	166.5	142.0	17.2%
International long distance settlement cost	63.0	55.4	13.8%	63.0	70.4	-10.5%
Interconnection expense	312.8	222.3	40.7%	312.8	298.0	5.0%
Others	64.0	33.9	88.8%	64.0	39.2	63.2%
Research & Development	65.3	49.9	30.8%	65.3	58.5	11.6%
Activation, Installation & A/S Cost	91.4	83.9	8.9%	91.4	87.2	4.8%
Others	210.8	133.1	58.5%	210.8	210.0	0.4%

	4,385.0	3,200.8	37.0%	4,385.0	4,269.6	2.7%

	‘10-2Q	‘09-2Q	YoY	‘10-2Q	‘10-1Q	QoQ
Marketing Cost
Sales Promotion	278.8	162.2	71.9%	278.8	265.8	4.9%
Sales Commission	408.1	332.0	22.9%	408.1	430.2	-5.2%
Advertising	43.5	32.8	32.7%	43.5	40.9	6.4%
(Profits from mobile handset sold)	-43.2	-105.8	-59.2%	-43.2	-22.9	88.1%

	687.2	421.2	63.2%	687.2	714.1	-3.8%

	‘10-2Q	‘09-2Q	YoY	‘10-2Q	‘10-1Q	QoQ
Interconnection Expenses
MM	180.6	58.6	208.2%	180.6	170.1	6.1%
ML	8.0	3.3	144.2%	8.0	7.2	11.0%
LM	101.1	140.9	-28.3%	101.1	95.2	6.1%
Others	23.1	19.6	18.2%	23.1	25.4	-9.1%

	312.8	222.3	40.7%	312.8	298.0	5.0%

	‘10-2Q	‘09-2Q	YoY	‘10-2Q	‘10-1Q	QoQ
F. Non-operating
Interest Income	30.1	52.6	-42.8%	30.1	24.5	22.8%
Gain on foreign currency transaction	6.2	5.8	6.6%	6.2	3.1	98.8%
Gain on foreign currency translation	-87.3	-5.3		-87.3	94.2	NA
Gain on Equity Method	29.6	57.2	-48.2%	29.6	23.4	26.4%
Gain on disposal of tangible assets	0.5	5.2	-89.9%	0.5	10.6	-95.1%
Others	138.5	89.5	54.8%	138.5	72.7	90.5%

Non-operating Income	117.6	204.9	-42.6%	117.6	228.6	-48.5%

Interest Expense	121.1	87.6	38.2%	121.1	135.1	-10.4%
Loss on foreign currency transaction	7.6	9.5	-19.6%	7.6	4.0	90.9%
Loss on foreign currency translation	121.4	-181.3	NA	121.4	5.7
Loss on Equity Method	9.5	18.8	-49.5%	9.5	15.9	-40.6%
Loss on disposal of tangible assets	24.9	14.0	78.2%	24.9	21.8	14.1%
Others	-17.2	61.4	NA	-17.2	120.6	NA

Non-operating Expense	267.3	9.9		267.3	303.2	-11.9%

[Attachment]

2010 2Q KT Earnings Release - Guidance version

The unaudited business and financial results of the merged company contained in this material prepared in accordance with Korean GAAP is for the sole convenience of investors and analysts.

1. Financial Highlights (unit : KRW bn)

	‘10-2Q	‘09-2Q	YoY	‘10-2Q	‘10-1Q	QoQ
A. Income Statement
Operating Revenue	4,986.4	4,872.5	2.3%	4,986.4	4,822.2	3.4%
Service Revenue	3,991.7	3,888.1	2.7%	3,991.7	3,836.2	4.1%
Sales of Merchandise	994.7	984.4	1.1%	994.7	986.0	0.9%
Wireless	2,662.1	2,507.9	6.1%	2,662.1	2,577.9	3.3%
Telephone	1,128.9	1,234.1	-8.5%	1,128.9	1,120.6	0.7%
Internet	686.2	646.2	6.2%	686.2	665.6	3.1%
Data	332.9	338.6	-1.7%	332.9	329.2	1.1%
Real estate	94.4	73.1	29.2%	94.4	50.9	85.5%
Others	82.0	72.6	13.0%	82.0	78.1	5.0%

Operating Expense	4,385.0	4,389.1	-0.1%	4,385.0	4,269.6	2.7%
Labor expense	619.8	703.7	-11.9%	619.8	611.7	1.3%
Commission	336.6	311.3	8.1%	336.6	314.9	6.9%
Sales promotion	278.8	269.4	3.5%	278.8	265.8	4.9%
Sales commission	408.1	544.4	-25.0%	408.1	430.2	-5.2%
Bad debt expense	25.7	18.5	38.8%	25.7	24.9	3.2%
Depreciation & Amortization	713.1	736.6	-3.2%	713.1	695.6	2.5%
Advertising	43.5	42.8	1.7%	43.5	40.9	6.4%
Repair & Maintenance	32.9	26.7	23.1%	32.9	24.4	34.8%
Cost of goods sold	952.7	836.9	13.8%	952.7	955.6	-0.3%
Cost of service provided	606.3	557.9	8.7%	606.3	549.7	10.3%
Research & Development	65.3	50.9	28.3%	65.3	58.5	11.6%
Activation, Installation & A/S cost	91.4	83.9	8.9%	91.4	87.2	4.8%
Others	210.8	205.9	2.4%	210.8	210.0	0.4%
Operating Income	601.4	483.4	24.4%	601.4	552.7	8.8%
EBITDA	1,314.5	1,220.0	7.7%	1,314.5	1,248.3	5.3%
Non-operating Income	117.6	150.1	-21.7%	117.6	228.6	-48.5%
Non-operating Expense	267.3	35.8	646.8%	267.3	303.2	-11.9%

Income before Income Taxes	451.7	597.7	-24.4%	451.7	478.0	-5.5%
Income tax	108.1	93.5	15.6%	108.1	105.5	2.5%

Net Income	343.7	504.2	-31.8%	343.7	372.5	-7.8%

	‘10-2Q	‘09-2Q	YoY	‘10-2Q	‘10-1Q	QoQ
CAPEX	690.4	322.4	114.1%	690.4	480.8	43.6%

*	Sales of Merchandise consists of sales of handsets and others.

	‘10-2Q	‘09-2Q	YoY		‘10-2Q	‘10-1Q	QoQ
B. Balance Sheet
Total Assets	24,180.4	24,623.3	-1.8%		24,180.4	23,662.8	2.2%
Current assets	6,613.5	7,151.4	-7.5%		6,613.5	6,057.0	9.2%
Quick assets	6,176.9	6,676.2	-7.5%		6,176.9	5,510.2	12.1%
Cash & cash equivalents	1,639.5	2,850.7	-42.5%		1,639.5	1,054.6	55.5%
Accounts receivables	3,615.4	3,132.6	15.4%		3,615.4	3,677.9	-1.7%
Inventories	436.6	475.2	-8.1%		436.6	546.8	-20.1%
Non-current assets	17,566.8	17,471.9	0.5%		17,566.8	17,605.8	-0.2%
Investment	1,387.8	1,219.5	13.8%		1,387.8	1,395.2	-0.5%
Investment stocks accounted in equity method	1,197.3	1,103.8	8.5%		1,197.3	1,201.2	-0.3%
Available-for-sale securities	60.0	31.2	92.5%		60.0	57.0	5.2%
Tangible assets	13,789.7	13,755.4	0.2%		13,789.7	13,834.7	-0.3%
Intangible assets	1,075.2	1,238.5	-13.2%		1,075.2	1,127.4	-4.6%
Others	1,314.2	1,258.5	4.4%		1,314.2	1,248.4	5.3%
Total Liabilities	13,554.3	14,466.3	-6.3%		13,554.3	13,388.1	1.2%
Current liabilities	5,926.4	4,999.2	18.5%		5,926.4	5,580.5	6.2%
Current portion of LT debt	1,920.1	1,110.0	73.0%		1,920.1	1,387.3	38.4%
Current portion of LT accrued payables	164.4	145.1	13.3%		164.4	162.6	1.2%
Accounts payable	1,236.1	1,160.2	6.5%		1,236.1	1,181.2	4.6%
Others	2,605.7	2,583.9	0.8%		2,605.7	2,849.5	-8.6%
Non-current liabilities	7,627.9	9,467.2	-19.4%		7,627.9	7,807.6	-2.3%
Bonds	6,267.2	7,841.0	-20.1%		6,267.2	6,454.0	-2.9%
Long-term borrowings	33.6	96.2	-65.1%		33.6	60.1	-44.2%
Long-term accounts payables	0.0	157.3	-100.0%		0.0	0.0
Installation deposit	654.6	743.0	-11.9%		654.6	674.8	-3.0%
Others	672.6	629.7	6.8%		672.6	618.6	8.7%
Total Stockholders’ Equity	10,626.1	10,156.9	4.6%		10,626.1	10,274.6	3.4%
Common stock	1,564.5	1,564.5	0.0%		1,564.5	1,564.5	0.0%
Capital surplus	1,449.6	1,458.7	-0.6%		1,449.6	1,448.6	0.1%
Retained earnings	8,916.1	9,674.6	-7.8%		8,916.1	8,572.5	4.0%
Capital adjustment	-1,262.3	-2,509.4	-49.7%		-1,262.3	-1,276.5	-1.1%
Treasury stock	-955.4	-1,407.2	-32.1%		-955.4	-956.2	-0.1%
Gain/loss on disposal of treasury stock	-0.3	-791.3	-100.0%		-0.3	0.0
Accumulated Other Comprehensive Income	-41.9	-31.5	33.1%		-41.9	-34.4	21.8%

Total interesting bearing debt	8,670.3	9,549.5	-9.2%		8,670.3	8,349.0	3.8%
Net debt	6,866.3	6,396.4	7.3%		6,866.3	7,131.8	-3.7%
Net debt (including LT A/P)	7,030.8	6,698.8	5.0%		7,030.8	7,294.4	-3.6%
Debt/ equity ratio	127.6%	142.4%	-14.9	%p	127.6%	130.3%	-2.7	%p
Net debt/ equity ratio	64.6%	63.0%	1.6	%p	64.6%	69.4%	-4.8	%p
Net debt/ equity ratio (including LT A/P)	66.2%	66.0%	0.2	%p	66.2%	71.0%	-4.8	%p

2. Operating Results

	‘10-2Q	‘09-2Q	YoY	‘10-2Q	‘10-1Q	QoQ
A.Wireless Revenue
Service revenue	1,754.0	1,598.5	9.7%	1,754.0	1,683.4	4.2%
Monthly base fee	627.4	543.5	15.4%	627.4	601.1	4.4%
Airtime charge	408.5	434.8	-6.1%	408.5	414.1	-1.4%
VAS / others	66.4	59.6	11.5%	66.4	53.9	23.2%
Wireless data	356.1	288.0	23.7%	356.1	332.0	7.3%
Interconnection revenue	225.1	205.1	9.7%	225.1	212.4	6.0%
Activation fee	31.8	34.3	-7.3%	31.8	31.3	1.6%
Others	38.7	33.2	16.6%	38.7	38.6	0.3%
Handset sales	908.1	909.4	-0.1%	908.1	894.5	1.5%

	2,662.1	2,507.9	6.1%	2,662.1	2,577.9	3.3%

Monthly base fee	Total subscriber growth and increasing high monthly fee subscribers such as Smartphone users resulted in healthy QoQ and YoY growth.

Airtime charge	Expanded discount offerings caused QoQ drop.

Wireless data	Rising ARPU and surging data traffics from increasing adoption of Smartphones led to QoQ and YoY growth.

VAS / others	International roaming revenue increased from rising roaming users and growing data roamings.

	‘10-2Q	‘09-2Q	YoY	‘10-2Q	‘10-1Q	QoQ
B.Telephone Revenue
Subscriber connection	267.7	303.9	-11.9%	267.7	277.7	-3.6%
Activation & Installation fee	8.2	9.7	-15.0%	8.2	7.5	9.5%
Monthly base fee	216.1	248.0	-12.9%	216.1	223.5	-3.3%
Interconnection	43.4	46.3	-6.3%	43.4	46.6	-7.0%
Local	165.6	206.0	-19.6%	165.6	171.2	-3.3%
Local airtime charge	99.4	119.9	-17.1%	99.4	101.8	-2.4%
Local interconnection	17.9	20.2	-11.7%	17.9	19.2	-6.9%
Others	48.3	65.8	-26.6%	48.3	50.2	-3.8%
Domestic long distance	90.1	111.5	-19.3%	90.1	96.0	-6.2%
DLD airtime charge	85.6	109.2	-21.6%	85.6	91.2	-6.1%
DLD interconnection	4.3	2.1	104.4%	4.3	4.6	-6.6%
Others	0.2	0.2	-24.1%	0.2	0.2	-4.5%
LM revenue	245.4	297.5	-17.5%	245.4	249.4	-1.6%
International long distance	28.7	35.0	-18.0%	28.7	28.5	0.7%
International long distance settlement	66.8	54.0	23.7%	66.8	39.0	71.1%
VoIP	91.7	50.9	80.3%	91.7	87.0	5.4%
VAS	88.2	85.5	3.1%	88.2	85.4	3.3%
Public phones & 114 service	35.2	36.6	-3.9%	35.2	37.4	-6.1%
Others	49.7	53.3	-6.7%	49.7	49.0	1.4%

	1,128.9	1,234.1	-8.5%	1,128.9	1,120.6	0.7%

Local, DLD & LM	Weakening subscriber base and declining traffics resulted in YoY and QoQ drop.

VoIP	Rapidly rising subscribers resulted in YoY and QoQ growth.

	‘10-2Q	‘09-2Q	YoY	‘10-2Q	‘10-1Q	QoQ
C. Internet Revenue
Internet Access	510.2	524.1	-2.6%	510.2	511.5	-0.3%
Broadband	470.2	481.1	-2.3%	470.2	465.0	1.1%
Nespot	4.9	6.2	-21.5%	4.9	5.1	-4.5%
WiBro	33.8	35.3	-4.2%	33.8	40.4	-16.4%
Others	1.3	1.5	-12.9%	1.3	1.0	31.2%
Internet Application	175.9	122.1	44.1%	175.9	154.1	14.2%
IDC	64.8	48.8	32.7%	64.8	57.4	12.9%
bizmeka	46.8	33.9	38.0%	46.8	45.1	3.9%
IPTV	46.3	21.1	119.0%	46.3	34.5	34.0%
Others	18.0	18.2	-1.0%	18.0	17.1	5.6%

	686.2	646.2	6.2%	686.2	665.6	3.1%

Broadband	Total subscriber gain led to QoQ growth but ARPU erosion from increasing discounts to bundling and long-term contract subscribers caused YoY drop.

WiBro	Although service revenue continued to rise from growing subscriber base, reduced WiBro device revenue resulted in QoQ and YoY drop.

IPTV	Expanding subscriber base and rising fee incomes from Home Shopping Channels resulted in healthy YoY and QoQ growth.

	‘10-2Q	‘09-2Q	YoY	‘10-2Q	‘10-1Q	QoQ
D. Data Revenue
Leased line	188.5	200.4	-6.0%	188.5	184.5	2.2%
Local	74.8	74.0	1.1%	74.8	76.6	-2.3%
Domestic long distance	69.8	69.4	0.5%	69.8	71.0	-1.7%
International long distance	9.0	7.0	27.7%	9.0	4.3	109.9%
Broadcasting & others	34.9	50.0	-30.1%	34.9	32.7	6.8%
Kornet	58.0	64.1	-9.5%	58.0	63.5	-8.7%
VPN	25.2	17.0	47.7%	25.2	24.4	3.1%
National network ATM	7.6	20.4	-62.8%	7.6	7.8	-2.4%
Satellite	37.5	27.1	38.1%	37.5	34.0	10.1%
Others	16.2	9.5	70.2%	16.2	14.9	8.5%

	332.9	338.6	-1.7%	332.9	329.2	1.1%

Leased line	Increased QoQ from sales growth in international long distance and broadcasting & others.

	‘10-2Q	‘09-2Q	YoY	‘10-2Q	‘10-1Q	QoQ
E. Operating Expense
Labor Expense	619.8	703.7	-11.9%	619.8	611.7	1.3%
Salaries & wages	467.8	470.0	-0.5%	467.8	462.1	1.2%
Provision for retirement	74.6	71.5	4.3%	74.6	76.1	-2.0%
Employee welfare	77.5	162.2	-52.2%	77.5	73.5	5.4%
Commission	336.6	311.3	8.1%	336.6	314.9	6.9%
Sales Promotion	278.8	269.4	3.5%	278.8	265.8	4.9%
Sales Commission	408.1	544.4	-25.0%	408.1	430.2	-5.2%
Bad Debt Expenses	25.7	18.5	38.8%	25.7	24.9	3.2%
Depreciation & Amortization	713.1	736.6	-3.2%	713.1	695.6	2.5%
Advertising	43.5	42.8	1.7%	43.5	40.9	6.4%
Repair & Maintenance	32.9	26.7	23.1%	32.9	24.4	34.8%
Cost of Goods Sold	952.7	836.9	13.8%	952.7	955.6	-0.3%
Cost of mobile handset sold	864.9	758.4	14.0%	864.9	871.5	-0.8%
Others	87.7	78.5	11.8%	87.7	84.1	4.4%
Cost of Service Provided	606.3	557.9	8.7%	606.3	549.7	10.3%
Cost of service	166.5	137.0	21.5%	166.5	142.0	17.2%
International long distance settlement cost	63.0	62.2	1.3%	63.0	70.4	-10.5%
Interconnection expense	312.8	319.2	-2.0%	312.8	298.0	5.0%
Others	64.0	39.5	62.2%	64.0	39.2	63.2%
Research & Development	65.3	50.9	28.3%	65.3	58.5	11.6%
Activation, Installation & A/S Cost	91.4	83.9	8.9%	91.4	87.2	4.8%
Others	210.8	205.9	2.4%	210.8	210.0	0.4%

	4,385.0	4,389.1	-0.1%	4,385.0	4,269.6	2.7%

Labor Expense	Declined YoY because of labour force reduction from special ERP program in 4Q09. However, changes in the bonus payment system caused slight QoQ increase.

Repair & Maintenance	Increased repair and maintenance costs in building, infra network and mobile equipment.

Depreciation & Amortization	Despite higher Capex spending, increase in construction in progress led to depreciation charges to shrink YoY.

Cost of Service Provided	Rise in SI (system integration) sales also lifted its related cost.

	‘10-2Q	‘09-2Q	YoY	‘10-2Q	‘10-1Q	QoQ
Marketing Cost
Sales Promotion	278.8	269.4	3.5%	278.8	265.8	4.9%
Sales Commission	408.1	544.4	-25.0%	408.1	430.2	-5.2%
Advertising	43.5	42.8	1.7%	43.5	40.9	6.4%
(Profits from mobile handset sold)	-43.2	-151.0	-71.4%	-43.2	-22.9	88.1%

	687.2	705.6	-2.6%	687.2	714.1	-3.8%

	‘10-2Q	‘09-2Q	YoY	‘10-2Q	‘10-1Q	QoQ
Interconnection Expenses
MM	180.6	171.9	5.0%	180.6	170.1	6.1%
ML	8.0	10.8	-26.3%	8.0	7.2	11.0%
LM	101.1	113.2	-10.7%	101.1	95.2	6.1%
Others	23.1	23.3	-0.7%	23.1	25.4	-9.1%

	312.8	319.2	-2.0%	312.8	298.0	5.0%

*	Interconnection expenses may not move proportionally to voice traffic due to difference in estimation.

	'10-2Q	'09-2Q	YoY	'10-2Q	'10-1Q	QoQ
F. Non-operating
Interest Income	30.1	61.5	-51.1%	30.1	24.5	22.8%
Gain on foreign currency transaction	6.2	5.9	4.4%	6.2	3.1	98.8%
Gain on foreign currency translation	-87.3	0.1	NA	-87.3	94.2	NA
Gain on Equity Method	29.6	25.9	14.2%	29.6	23.4	26.4%
Gain on disposal of tangible assets	0.5	5.4	-90.4%	0.5	10.6	-95.1%
Others	138.5	51.3	170.2%	138.5	72.7	90.5%

Non-operating Income	117.6	150.1	-21.7%	117.6	228.6	-48.5%

Interest Expense	121.1	108.8	11.4%	121.1	135.1	-10.4%
Loss on foreign currency transaction	7.6	9.3	-18.6%	7.6	4.0	90.9%
Loss on foreign currency translation	121.4	-221.3	NA	121.4	5.7
Loss on Equity Method	9.5	31.7	-70.1%	9.5	15.9	-40.6%
Loss on disposal of tangible assets	24.9	32.5	-23.4%	24.9	21.8	14.1%
Others	-17.2	74.8	NA	-17.2	120.6	NA

Non-operating Expense	267.3	35.8	646.8%	267.3	303.2	-11.9%

Interest Income	Enhanced QoQ due to reduced interest-bearing debts.

FX related accounts	Depreciated Korean currency against US$ deteriorated its relevant accounts.

Others in non-operating Income	Increased YoY and QoQ as weakened Korean currency boosted derivatives gains.

3. Operating Highlights

	‘10-2Q	‘09-2Q	YoY		‘10-2Q	‘10-1Q	QoQ
1. Fixed-Line (‘000)

(1) Telephony	19,477	19,852	-1.9%		19,477	19,586	-0.6%
(PSTN)	17,255	19,057	-9.5%		17,255	17,614	-2.0%
Local	16,275	18,070	-9.9%		16,275	16,633	-2.2%
Group	980	987	-0.7%		980	982	-0.2%
(VoIP)	2,222	795	179.5%		2,222	1,972	12.7%

(2) Broadband	7,189	6,738	6.7%		7,189	7,090	1.4%

(3) IPTV	1,569	724	116.8%		1,569	1,312	19.6%

(4) Nespot	282	330	-14.4%		282	291	-3.2%

(5) WiBro	334	218	52.9%		334	311	7.3%

	‘10-2Q	‘09-2Q	YoY		‘10-2Q	‘10-1Q	QoQ
2. Wireless

(1) Subscribers (‘000)
Gross addition	1,752	2,174	-19.4%		1,752	1,855	-5.6%
Deactivation	1,526	2,008	-24.0%		1,526	1,503	1.5%
Net addition	226	165	36.6%		226	352	-35.7%
Churn rate (%)	3.0%	4.1%	-1.1	%p	3.0%	2.9%	0.1	%p

	15,594	14,713	6.0%		15,594	15,368	1.5%

(2) ARPU (won)
Monthly base fee	13,717	12,551	9.3%		13,717	13,398	2.4%
Airtime charge	8,931	10,040	-11.0%		8,931	9,228	-3.2%
VAS / others	1,452	1,375	5.6%		1,452	1,202	20.8%
Data	7,785	6,650	17.1%		7,785	7,399	5.2%
Interconnection revenue	4,921	4,737	3.9%		4,921	4,734	4.0%

Excluding interconnection	31,885	30,617	4.1%		31,885	31,227	2.1%
Including interconnection	36,807	35,353	4.1%		36,807	35,961	2.4%

*	Wireless ARPU was calculated based on revenue from the “Guidance” material, excluding activation fee.